


Joyland Brewing Holdings, Inc.
Form C-TR: Termination of Reporting

1300 Alden Road
Orlando, FL 32803
www.ivanhoeparkbrewing.com

INSTRUCTIONS

The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

THE COMPANY

Name of Issuer. Joyland Brewing Holdings, Inc

Legal Status of Issuer.

- Form: Corporation
- Jurisdiction of Incorporation: Delaware
- Date of Organization: November 12, 2024

Physical Address of Issuer. 1300 Alden Rd., Orlando, FL 32803

Reason for Termination of Reports. Issuer has filed one annual report since the end of the Reg CF offering and has fewer than 300 holders of record

Signatures

***Pursuant to** the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2026.*

Joyland Brewing Holdings, Inc

By: Glenn Closson ***Date:*** 2026-05-01

Name: Glenn Closson ***Title:*** *CEO/CFO, Director*

***Pursuant to** the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.*

By: Joseph P. Bowling Jr. ***Date:*** 2026-05-01

Name: Joseph P. Bowling Jr. ***Title:*** *Chairman of the Board, Secretary*

By: Brian Masters ***Date:*** 2026-05-01

Name: Brian Masters ***Title:*** *Director*

-2-

Form C-TR: Termination of Reporting May 1, 2026

By: *Brian Gentile*

Date: 2026-05-01

Name: Brian Gentile

Title: Director

By: *Kelly Turenne*

Date: 2026-05-01

Name: Kelly Turenne

Title: Director

By: *Joshua Todd*

Date: 2026-05-01

Name: Joshua Todd

Title: Director

By: *Richard Scheitler*

Date: 2026-05-01

Name: Richard Scheitler

Title: Director

Form C-TR: Termination of Reporting

May 1, 2026

Audit trail

Details

FILE NAME	Form C-TR FY26.docx - 5/1/26, 12:35 PM
STATUS	🟢 Signed
STATUS TIMESTAMP	2026/05/01 18:41:09 UTC

Activity

▷ **SENT**	joe@ivanhoeparkbrewing.com **sent** a signature request to: • Kelly Turenne (kellyturenne@gmail.com) • Glenn Closson (glenn@ivanhoeparkbrewing.com) • Joshua Todd (jd@ivanhoeparkbrewing.com) • Brian Gentile (mcbmgentile@me.com) • Joseph P. Bowling Jr. (joe@ivanhoeparkbrewing.com) • Brian Masters (bmastersukmd@gmail.com) • Richard Scheitler (rscheitler@hotmail.com)	2026/05/01 16:37:21 UTC
SIGNED	**Signed** by Brian Gentile (mcbmgentile@me.com)	2026/05/01 18:22:24 UTC
SIGNED	**Signed** by Richard Scheitler (rscheitler@hotmail.com)	2026/05/01 18:23:28 UTC
SIGNED	**Signed** by Kelly Turenne (kellyturenne@gmail.com)	2026/05/01 18:41:09 UTC
SIGNED	**Signed** by Joseph P. Bowling Jr. (joe@ivanhoeparkbrewing.com)	2026/05/01 18:20:34 UTC
SIGNED	**Signed** by Glenn Closson (glenn@ivanhoeparkbrewing.com)	2026/05/01 17:51:32 UTC
SIGNED	**Signed** by Joshua Todd (jd@ivanhoeparkbrewing.com)	2026/05/01 17:44:29 UTC

SIGNED	**Signed** by Brian Masters (bmastersukmd@gmail.com)	2026/05/01 18:06:45 UTC
COMPLETED	This document has been signed by all signers and is **complete**	2026/05/01 18:41:09 UTC

The email address indicated above for each signer may be associated with a Google account, and may either be the primary email address or secondary email address associated with that account.